# SECURITIES AND EXCHANGE COMMISSION

## WASHINGTON, D.C. 20549

# FORM 11-K

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended **DECEMBER 31, 2005**

or

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File No. 1-3548

# MINNESOTA POWER AND AFFILIATED COMPANIES RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

(Full Title of the Plan)

## ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093

(Name of issuer of securities
held pursuant to the Plan and
the address of its principal
executive office)

**Index**

Note:   Other schedules required by 29 CFR 2520.103.10 of the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

**Report of Independent Registered Public Accounting Firm**

To the Participants and Administrator of the
Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule of Assets (Held at End of Year) – December 31, 2005, Schedule of Assets (Acquired and Disposed of Within Year) – Year Ended December 31, 2005 and Schedule of Reportable Transactions – Year Ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reilly, Penner & Benton LLP

Milwaukee, Wisconsin
June 1, 2006

**Minnesota Power and Affiliated Companies**
**Retirement Savings and Stock Ownership Plan**
**Statement of Net Assets Available for Benefits**
Thousands

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| **Assets** | | |
| Investments | | |
| Participant Funds | $288,352 | $260,432 |
| Unallocated Funds | 116,402 | 104,877 |
| | 404,754 | 365,309 |
| Contributions Receivable | | |
| Participant | 207 | 305 |
| Employer | 946 | 1,521 |
| | 1,153 | 1,826 |
| Cash | 1 | 3 |
| | 405,908 | 367,138 |
| **Liabilities** | | |
| Accrued Interest | 2,387 | 2,387 |
| Accrued Administrative Expenses | 124 | – |
| Long-Term Debt | 69,818 | 69,818 |
| | 72,329 | 72,205 |
| **Net Assets Available for Benefits** | $333,579 | $294,933 |

The accompanying notes are an integral part of these statements.

**Minnesota Power and Affiliated Companies**
**Retirement Savings and Stock Ownership Plan**
**Statement of Changes in Net Assets Available for Benefits**
Thousands

| | Year Ended December 31, 2005 | | |
|---|---|---|---|
| | **Participant Funds** | **Unallocated Funds** | **Total** |
| **Investment Income** | | | |
| Dividend Income | $ 7,511 | $ 3,395 | $ 10,906 |
| Interest Income | 155 | – | 155 |
| Net Appreciation in Fair Value of Investments | 25,394 | 17,889 | 43,283 |
| Other | 80 | – | 80 |
| | 33,140 | 21,284 | 54,424 |
| **Contributions** | | | |
| Participant | 8,138 | – | 8,138 |
| Employer | – | 2,684 | 2,684 |
| Rollover | 250 | – | 250 |
| | 8,388 | 2,684 | 11,072 |
| **Deductions** | | | |
| Participants' Withdrawals | (15,950) | – | (15,950) |
| Interest Expense | – | (7,158) | (7,158) |
| Administrative Expenses | (2) | (446) | (448) |
| Redemption Fees | (3) | – | (3) |
| | (15,955) | (7,604) | (23,559) |
| **Transfers and Allocations** | | | |
| Transfers to Retirement Plans | (3,291) | – | (3,291) |
| Allocations to Participants | 5,539 | (5,539) | 0 |
| | 2,248 | (5,539) | (3,291) |
| **Net Increase** | 27,821 | 10,825 | 38,646 |
| **Net Assets Available For Benefits** | | | |
| Beginning of Year | 259,290 | 35,643 | 294,933 |
| End of Year | $287,111 | $46,468 | $333,579 |

The accompanying notes are an integral part of these statements.

**Minnesota Power and Affiliated Companies**
**Retirement Savings and Stock Ownership Plan**
**Notes to Financial Statements**

## Note 1 - Description of the Plan

The Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP or Plan) is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and qualifies as an employee stock ownership plan and profit sharing plan. At December 31, 2005, there were 1,778 participants in the RSOP. Participating affiliated companies (collectively, the Companies) at December 31, 2005, included:

- ALLETE, Inc. (ALLETE, or Company)
- Minnesota Power (an operating division of ALLETE)
- Superior Water, Light and Power Company
- MP Affiliate Resources, Inc.

The RSOP provides eligible employees of the Companies an opportunity to save for retirement by electing to make before-tax and after-tax contributions through payroll deduction, and directing the contributions into various 401(k) investment options. (See Participant Investment Options.) The RSOP also provides eligible employees of the Companies employee stock ownership benefits in ALLETE common stock (Common Stock).

### Basis of Presentation

Participant funds represent the participants' 401(k) investment funds and shares allocated to participants in the ALLETE RSOP Stock Fund. Unallocated funds represent unallocated shares to be allocated to the participants in the ALLETE RSOP Stock Fund in the future.

### Administration

The Plan is administered for the Companies by the Employee Benefit Plans Committee (Committee). The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The Committee consists of 10 members who were appointed by the Board of Directors of ALLETE. The Board of Directors has the power to remove members of the Committee from office. Members of the Committee are all employees of the Companies and receive no compensation for their services with respect to the Plan.

The responsibility of the Committee includes the determination of compliance with the Plan's eligibility requirements, as well as, the administration and payment of benefits in a manner consistent with the terms of the Plan and applicable law. The Committee has the authority to establish, modify and repeal policies and procedures as it may deem necessary to carry out the provisions of the Plan. The Committee also has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the Plan. The Committee has the power to appoint an investment manager or managers (as defined by ERISA), attorneys, accountants and such other persons as it shall deem necessary or desirable in the administration of the Plan. Administration fees and expenses of agents, outside experts, consultants and investment managers are paid by the Companies or the Plan. The Plan charges participants who take participant loans or use the Plan's self-managed brokerage account feature for expenses relating to such loans or accounts.

Ameriprise Retirement Services (Ameriprise), a service group of Ameriprise Financial Services, Inc. and Ameriprise Trust Company, is the service provider for the Plan handling participant recordkeeping and certain other administrative responsibilities. Ameriprise allows the Plan to value accounts daily and provides participants with on-line capability to direct the investment of their account balances. Ameriprise Trust Company (Trustee), which is located at 994 Ameriprise Financial Center, Minneapolis, Minnesota, 55474-0507, is the trustee for the Plan. The Trustee carries $20 million of blanket bond insurance and $5 million of professional liability insurance. Prior to August 2005, Ameriprise was known as American Express Retirement Services; Ameriprise Financial Services, Inc. was known as American Express Financial Advisors, Inc.; and Ameriprise Trust Company was known as American Express Trust Company. In September 2005, American Express Financial Corporation spun off as an independent service provider Ameriprise Financial, Inc., the parent company of Ameriprise Financial Services, Inc. and Ameriprise Trust Company.

**Note 1 - Description of the Plan (Continued)**

**Participant Investment Options**

The Plan's 401(k) investment fund options at December 31, 2005, are listed below. Detailed descriptions of the investment options and risk profiles are available in the corresponding fund's prospectus.

- ALLETE Stock Fund
- RiverSource Trust Bond Index Fund II
- RiverSource Trust Income Fund II
- RiverSource Trust Small Cap Equity Index Fund II
- Artisan International Fund
- Dodge & Cox Stock Fund
- Dodge & Cox International Fund
- HighMark Small Cap Value Fund
- MainStay Large Cap Growth Fund
- The Oakmark Equity and Income Fund
- Oppenheimer Developing Markets Fund
- Vanguard Institutional Index Fund
- Vanguard Mid-Cap Index Fund
- William Blair Small Cap Growth Fund

Participants may also establish a self-managed brokerage account which allows the participant to make investments in or transfers to a wide range of securities, including publicly traded stocks, bonds and mutual funds. Participants who have a self-managed brokerage account pay an annual fee in addition to any trading fees incurred upon investment changes.

Participants may change their level of contribution, change their investment elections for future contributions and make transfers between investment options at any time by contacting Ameriprise.

*Redemption Fees.* In 2005, certain mutual funds began charging redemption fees that are paid out of the participant's account. A redemption fee is charged when shares are transferred or exchanged out of the fund before the fund's minimum holding period has been met.

| Summary of Redemption Fees by Fund | Effective Date | Redemption Fee | Minimum Holding Period |
|---|---|---|---|
| Artisan International Fund | June 1, 2005 | 2 percent | 90 days |
| Oppenheimer Developing Markets | June 1, 2005 | 2 percent | 30 days |
| William Blair Small Cap Growth Fund | June 1, 2005 | 1 percent | 60 days |

**Employee Stock Ownership Benefits – ALLETE RSOP Stock Fund**

ALLETE sponsors a leveraged employee stock ownership plan (ESOP) within the RSOP. Eligible employees of the Companies receive Common Stock ownership benefits in the ALLETE RSOP Stock Fund. These benefits are primarily funded by payments made by the Plan on a loan (see Loan Account). Shares of Common Stock are allocated to eligible employees as provided by the Plan (see Basic Account, Special Account, Partnership Account, Bargaining Unit Account and Matching Account). The shares of Common Stock allocated to a participant's ALLETE RSOP Stock Fund come from the Loan Account, as determined by ALLETE. Each participant's account value, however, is determined on a unit basis and consists of both Common Stock and cash. (See Note 5.) The unit value is adjusted each business day to reflect investment results, including cash.

Dividends are automatically reinvested in Common Stock held in the ALLETE RSOP Stock Fund; however, participants may make an election, at any time, to receive cash dividends paid on certain eligible shares. Units within a participant's Basic Pre-1989 Account can be withdrawn at any time, while all other units within a participant's ALLETE RSOP Stock Fund can be withdrawn when the participant reaches age 59 1/2 or terminates employment. Participants may transfer all or any part of their ALLETE RSOP Stock Fund, excluding their Basic Pre-1989 Account, to other 401(k) investment options at any time.

**Note 1 - Description of the Plan (Continued)**

**Loan Account.** The RSOP was amended in 1990 to establish a leveraged Loan Account and borrow $75 million (RSOP Loan) to acquire 2,830,188 newly issued shares of Common Stock (1,886,792 shares adjusted for stock splits) from ALLETE for the benefit of eligible participants. Under this amendment, active participants with a Basic Account are allocated shares to their Special Account with a value at least equal to: (a) dividends payable on shares held by those participants in the Plan and (b) tax savings generated from the deductibility of dividends paid on all shares of Common Stock held in the RSOP as of August 4, 1989. In accordance with this amendment, a promissory note was issued to ALLETE for $75 million at a 10.25% interest rate with a term not to exceed 25 years. The Loan Account may also provide for other allocation types as determined by the Company.

**Basic Account.** Participants' Basic Accounts received shares of Common Stock purchased with incremental investment tax credit contributions and payroll-based tax credit contributions. Contributions to the participants' Basic Accounts ceased after 1986.

**Special Account.** For the years 1985 through 1989, the Companies received a tax deduction for cash dividends paid to participants on ALLETE RSOP Stock Fund shares in their Basic Account. The Companies contributed to the ALLETE RSOP Stock Fund an amount equal to the estimated income tax benefit of the dividend deduction associated with eligible shares in the Basic Account. Shares of Common Stock purchased with these contributions were allocated to the participants' Special Account.

**Partnership Account.** Since 1989, partnership allocations have been made to each nonunion participant's Partnership Account based on the ratio of a participant's annual compensation to the annual compensation of all eligible participants. If the value of the shares credited to a participant's Partnership Account is less than 3.5 percent of the participant's eligible annual compensation, the Companies will contribute additional shares to equal 3.5 percent.

**Bargaining Unit Account.** Quarterly non-elective allocations are made to the ALLETE RSOP Stock Fund equal to 1.0 percent of each union participant's eligible compensation.

**Matching Account.** Quarterly matching allocations are made to the ALLETE RSOP Stock Fund equal to 50 percent of each nonunion participant's 401(k) before-tax contributions, disregarding contributions in excess of 4 percent of the participant's periodic pay for the period.

**Contributions**

**Participant contributions** to the Plan consist of the following:

- **Before-Tax Contributions.** Before-tax contributions consist of salary reduction contributions, results sharing contributions and flexible dollar contributions. Total before-tax contributions in 2005 could not exceed $14,000 for participants less than age 50 or $18,000 for participants at least age 50, as permitted under Section 401(k) of the Internal Revenue Code (Code).

  - **Salary Reduction Contributions.** Salary reduction contributions are equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

  - **Results Sharing Contributions.** Results sharing contributions are equal to the portion (up to 100 percent) of the Results Sharing Award the participant irrevocably elects to forgo and that, pursuant to the ALLETE Results Sharing Program, would otherwise be paid to the participant.

- **Voluntary Contributions (After-Tax Contributions).** Each participant is also allowed to make voluntary after-tax contributions to the Plan through payroll deductions. Total voluntary contributions made by a participant may not exceed 25 percent of the participant's compensation in any pay period.

- **Rollovers.** Contributions by participants may also be made through rollovers from other qualified plans or individual retirement accounts.

**Note 1 - Description of the Plan (Continued)**

**Employer contributions** for each year are paid to the Trustee either in cash or in Common Stock. Expenses incurred in discretionary activities relating to the design, formation and modification of the Plan (commonly characterized as "settlor" functions) are paid by the Companies.

**Vesting and Forfeiture Account**

As of July 1, 2001, all contributions plus actual earnings thereon are fully vested and nonforfeitable. In 2005, the Plan was amended to allow distribution checks issued and outstanding for more than 180 days (unclaimed benefits) to be redeposited into the Plan and treated as forfeitures. A forfeiture account, which consists of previously forfeited nonvested accounts and unclaimed benefits, totaled $30,000 at December 31, 2005 ($27,000 at December 31, 2004) and is invested in RiverSource Trust Income Fund II. Dollars from the forfeiture account may be used to reduce future Plan expenses.

**Distributions and Withdrawals**

A participant may elect, at any time, to receive in cash future dividends paid on Common Stock shares in their ALLETE RSOP Stock Fund Basic Pre-1989 Account and ALLETE Stock Fund.

Prior to termination, a participant may withdraw, at any time, all or any part of their:
- Plan accounts, if the participant has attained age 59 1/2;
- After-tax account, regardless of the participant's age; or
- Pre-1989 Basic Account, regardless of the participant's age.

When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive all or any part of their Plan accounts.

**Transfers to Retirement Plans.** Upon retirement, participants may elect to transfer their Plan account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B, if the participant is receiving a benefit from one of these retirement plans. The amount of transfers to these retirement plans totaled $3,291,000 for 2005.

**Loan Program.** The Plan allows participants to borrow money from their Plan accounts. The maximum amount a participant may borrow is equal to the lesser of (a) the participant's aggregate before-tax account, after-tax account and rollover account balances, (b) 50 percent of their total Plan balance, or (c) $50,000, less the largest outstanding loan balance owed in the prior 12-month period. The loans may not be less than $1,000. The loans are for terms up to five years for a general purpose loan and ten years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent on the first day of the month that the loan is originated is charged until the loan is repaid. As loans are repaid, generally through payroll deductions, principal and interest amounts are redeposited into the participant's Plan accounts. Participants are required to pay a $50 loan application fee to cover the cost of processing the loan.

**Plan Termination**

The Companies reserve the right to reduce, suspend or discontinue their contributions to the Plan, at any time, or to terminate the Plan in its entirety subject to the provisions of ERISA and the Code. If the Plan is terminated, all of the account balances of the participants will be distributed in accordance with the terms of the Plan.

**Note 2 - Summary of Accounting Policies**

The Plan uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred. Common stock and mutual fund investments are reported at their fair value based on quoted market prices. Collective fund investments are reported at net asset value which approximates fair value. Participants' loans are reported at estimated fair value which represents outstanding principal and any related accrued interest.

## Note 2 - Summary of Accounting Policies (Continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on disposed investments and the unrealized appreciation (depreciation) on those investments owned at year end.

The Plan invests in various funds that are a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

## Note 3 - ALLETE Spin-Off and Reverse Stock Split

On September 20, 2004, ALLETE spun off ADESA, Inc. (ADESA), its Automotive Services business, by distributing to ALLETE shareholders all of ALLETE's shares of ADESA common stock. One share of ADESA common stock was distributed for each outstanding share of ALLETE common stock held as of the September 13, 2004, record date. On September 20, 2004, ALLETE's one-for-three reverse common stock split also became effective. All Common Stock amounts have been adjusted for all periods to reflect the one-for-three reverse stock split.

Participants in the ALLETE RSOP Stock Fund and the ALLETE Stock Fund received a pro rata share of ADESA common stock based on the unitization formula used to determine each participant's equivalent number of ALLETE shares on the date of the spin-off. The ADESA RSOP Stock Fund and the ADESA Stock Fund (ADESA Funds) were established to capture the ADESA shares received in the spin-off and were not investment fund options. Participants could transfer out of the ADESA Funds at any time. The decision to transfer out of either of the ADESA Funds resulted in a sale of ADESA common stock, but did not result in a purchase of ALLETE common stock unless the participant chose to transfer those funds to the ALLETE Stock Fund. In September 2005, an independent trustee, hired by ALLETE, began selling any remaining ADESA common stock and purchasing ALLETE common stock according to the requirements of the RSOP. All the ADESA common stock was sold, and the purchase of ALLETE Common Stock was completed on October 25, 2005. Remaining participant balances in the ADESA RSOP Stock Fund and the ADESA Stock Fund were transferred to the corresponding ALLETE RSOP Stock Fund and the ALLETE Stock Fund on November 15, 2005.

As a result of the September 2004 spin-off of ADESA, the RSOP received 3.3 million shares of ADESA common stock related to unearned ESOP shares that have not been allocated to participants. The RSOP was required to sell the ADESA common stock and use the proceeds to purchase ALLETE Common Stock on the open market. Under the direction of an independent trustee, at December 31, 2004, the RSOP had sold all of these ADESA shares which resulted in total proceeds of $65.9 million and had used $35.6 million of the proceeds to purchase 1.0 million shares of ALLETE common stock during the fourth quarter of 2004. As of February 15, 2005, the remaining $30.3 million of proceeds from the sale of 3.3 million shares of ADESA common stock related to unallocated ESOP shares had been used to purchase 759,725 shares of ALLETE Common Stock.

## Note 4 - Federal Income Tax Status

A favorable determination letter dated March 23, 2004, was obtained from the Internal Revenue Service stating that the RSOP, as amended and restated effective January 1, 2002, qualified as an employee stock ownership plan and a profit sharing plan under Section 401(a) of the Code.

The Plan has subsequently been amended and the Committee continues to believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## Note 5 - Investments

**Fair/Net Asset Value of Investments**
**Representing 5 Percent or More of Assets**

| At December 31, | 2005 | 2004 |
|---|---|---|
| Thousands | | |
| ALLETE RSOP Stock Fund | $198,783 | $158,523 |
| ADESA RSOP Stock Fund | N/A | $41,711 |
| RiverSource Trust Income Fund II | $44,356 | $37,267 |
| ALLETE Stock Fund | $28,499 | N/A |
| Vanguard Institution Index Fund | $26,446 | N/A |
| The Oakmark Equity and Income Fund | $20,438 | N/A |

| ALLETE RSOP Stock Fund | | | Number of Shares | Cost | Fair Value |
|---|---|---|---|---|---|
| Thousands | | | | | |
| December 31, 2005 | Allocated | – Common Stock | 1,855 | $48,615 | $ 81,606 |
| | | Money Market | | 775 | 775 |
| | | | | 49,390 | 82,381 |
| | Unallocated | – Common Stock | 2,612 | 40,103 | 114,952 |
| | | Money Market | | 1,450 | 1,450 |
| | | | | 41,553 | 116,402 |
| | | | | $90,943 | $198,783 |
| December 31, 2004 | Allocated | – Common Stock | 1,443 | $27,991 | $ 53,049 |
| | | Money Market | | 597 | 597 |
| | | | | 28,588 | 53,646 |
| | Unallocated | – Common Stock | 2,002 | 30,921 | 73,555 |
| | | Money Market | | 31,322 | 31,322 |
| | | | | 62,243 | 104,877 |
| | | | | $90,831 | $158,523 |

| ADESA RSOP Stock Fund | | | Number of Shares | Cost | Fair Value |
|---|---|---|---|---|---|
| Thousands | | | | | |
| December 31, 2004 | Allocated | – Common Stock | 1,926 | $13,274 | $40,861 |
| | | Money Market | | 850 | 850 |
| | | | | $14,124 | $41,711 |

For the ALLETE Stock Fund and the ALLETE RSOP Stock Fund, each participant's account value is determined on a unit basis and consists of both Common Stock and cash invested in a money market fund. The unit value is adjusted each business day to reflect investment results including cash.

| | ALLETE Stock Fund | | ALLETE RSOP Stock Fund | |
|---|---|---|---|---|
| At December 31, | 2005 | 2004 | 2005 | 2004 |
| Thousands | | | | |
| Number of Units | 5,139 | 2,519 | 13,996 | 10,891 |
| Common Stock | $27,989 | $11,477 | $81,606 | $53,049 |
| Money Market | 510 | 198 | 775 | 597 |
| Net Value | $28,499 | $11,675 | $82,381 | $53,646 |

## Note 5 - Investments (Continued)

In November 2005, participant balances in the ADESA RSOP Stock Fund and the ADESA Stock Fund were transferred to the corresponding ALLETE RSOP Stock Fund and the ALLETE Stock Fund. (See Note 3.) Each participant's account value for these funds was determined on a unit basis and consisted of both common stock and cash invested in a money market fund.

| At December 31, 2004 | ADESA Stock Fund | ADESA RSOP Stock Fund |
|---|---|---|
| Thousands | | |
| Number of Units | 1,142 | 3,178 |
| Common Stock | $14,296 | $40,861 |
| Money Market | 587 | 850 |
| Net Value | $14,883 | $41,711 |

## Note 6 - Repayment of Loans

The Trustee repays principal and interest on the RSOP Loan with dividends paid on the shares of Common Stock in the Loan Account and with certain employer contributions to the Plan. The shares of Common Stock acquired by the Trustee are held in the Loan Account, and allocated to the accounts of Plan participants as the RSOP Loan is repaid.

The RSOP Loan was obtained from ALLETE. There were 2,612,540 unallocated shares of Common Stock in the Plan pledged as collateral at December 31, 2005. Prepayments of principal can be made without penalty. The lender has no rights to shares that are allocated under the Plan.

| Principal Payments $75 Million 10.25% Loan | |
|---|---|
| Thousands | |
| 2011 | $ 9,818 |
| 2012 | 15,000 |
| 2013 | 15,000 |
| 2014 | 15,000 |
| 2015 | 15,000 |
| | $69,818 |

## Note 7 - Department of Labor Examination

In October 2005, the U.S. Department of Labor (DOL) began an examination of the RSOP. At the time of this filing, the DOL had not provided management with an estimated completion date for the examination. Management is unaware of any findings related to the examination.

## Note 8 - Subsequent Event

On June 1, 2006, Ameriprise Financial, Inc., the parent company of Ameriprise Financial Services, Inc. and Ameriprise Trust Company, sold its defined contribution recordkeeping business to Wachovia Bank, N.A., a large, diversified financial services company. Ameriprise will continue to provide recordkeeping and directed trustee services to the RSOP for a period of time until these services can be transitioned to Wachovia.

**Minnesota Power and Affiliated Companies**
**Retirement Savings and Stock Ownership Plan**
**Plan Number 002 / Employer Identification Number 41-0418150**
**Schedule of Assets (Held at End of Year)**
**Form 5500 Schedule H Line 4i**
**At December 31, 2005**
Thousands

| (a) | (b) | (c) | (d) | (e) |
|---|---|---|---|---|
| | Identity of Issuer | Description of Investment | Cost [1] | Current Value |
| | **ALLETE RSOP Stock Fund** | | | |
| * | ALLETE, Inc. | Common Stock – 4,467 Shares | $88,718 | $196,558 |
| * | RiverSource Money Market II | Money Market | 2,225 | 2,225 |
| | Total ALLETE RSOP Stock Fund | | $90,943 | 198,783 |
| | **ALLETE Stock Fund** | | | |
| * | ALLETE, Inc. | Common Stock – 636 Shares | | 27,989 |
| * | RiverSource Money Market II | Money Market | | 510 |
| | Total ALLETE Stock Fund | | | 28,499 |
| | **Collective Fund Securities** | | | |
| * | RiverSource Trust Bond Index Fund II | Collective Fund – 376 Shares | | 5,467 |
| * | RiverSource Trust Income Fund II | Collective Fund – 1,737 Shares | | 44,356 |
| * | RiverSource Trust Small Cap Equity Index Fund II | Collective Fund – 113 Shares | | 2,310 |
| | Total Collective Fund Securities | | | 52,133 |
| | **Mutual Fund Securities** | | | |
| | Artisan International Fund | Mutual Fund – 261 Shares | | 6,597 |
| | Dodge & Cox International | Mutual Fund – 77 Shares | | 2,692 |
| | Dodge & Cox Stock Fund | Mutual Fund – 88 Shares | | 12,061 |
| | Highmark Small Cap Value Fund | Mutual Fund – 671 Shares | | 11,623 |
| | Mainstay Large Cap Growth Fund | Mutual Fund – 297 Shares | | 1,650 |
| | The Oakmark Equity and Income Fund | Mutual Fund – 818 Shares | | 20,438 |
| | Oppenheimer Developing Markets Fund | Mutual Fund – 473 Shares | | 17,195 |
| | Vanguard Institutional Index Fund | Mutual Fund – 232 Shares | | 26,446 |
| | Vanguard Mid-Cap - Institutional Fund | Mutual Fund – 593 Shares | | 10,486 |
| | William Blair Small Cap Growth Fund | Mutual Fund – 428 Shares | | 10,344 |
| | Total Mutual Fund Securities | | | 119,532 |
| | **Self-Managed Brokerage Accounts** | | | 2,904 |
| * | **Participant Loans** | Loans Receivable from Participants – 5% to 13.65% | | 2,903 |
| | **Total Investments** | | | $404,754 |

* Party in Interest

[1] Not required for participant directed transactions.

**Minnesota Power and Affiliated Companies**
**Retirement Savings and Stock Ownership Plan**
**Plan Number 002 / Employer Identification Number 41-0418150**
**Schedule of Assets (Acquired and Disposed of Within Year)**
**Form 5500 Schedule H Line 4i**
**For the Year Ended December 31, 2005** [1]
Thousands

| (a) | (b) | (c) | (d) |
|---|---|---|---|
| Description of Identity of Issuer | Investment | Cost of Acquisitions | Proceeds of Dispositions |
| RiverSource Money Market I | Money Market | $141 | $141 |
| RiverSource Money Market II | Money Market | $31,738 | $31,738 |

[1] Excludes participant directed transactions, which are not required on this schedule.

**Minnesota Power and Affiliated Companies**
**Retirement Savings and Stock Ownership Plan**
**Plan Number 002 / Employer Identification Number 41-0418150**
**Schedule of Reportable Transactions**
**In Excess of 5% of Fair Value of Plan Assets**
**Form 5500 Schedule H Line 4j**
**For the Year Ended December 31, 2005 [1]**
Thousands

| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) |
|---|---|---|---|---|---|---|---|---|
| Identity of Party Involved | Description of Asset | Purchase Price | Selling Price | Lease Rental | Expense Incurred | Cost of Asset | Current Value of Asset | Net Gain or (Loss) |
| **Single Transaction** | | | | | | | | |
| RiverSource Money Market II | Money Market | $10,563 | – | – | – | – | $10,563 | – |
| RiverSource Money Market I | Money Market | – | $10,563 | – | – | $10,563 | $10,563 | $0 |
| **Series of Transactions – Same Security** | | | | | | | | |
| ADESA, Inc. | Common Stock | – | $29,756 | – | – | $11,019 | $29,756 | $18,737 |
| ALLETE, Inc. | Common Stock | $58,868 | – | – | – | – | $58,868 | – |
| ALLETE, Inc. | Common Stock | – | $185 | – | – | $61 | $185 | $124 |
| RiverSource Money Market I | Money Market | $141 | – | – | – | – | $141 | – |
| RiverSource Money Market I | Money Market | – | $31,066 | – | – | $31,066 | $31,066 | $0 |
| RiverSource Money Market II | Money Market | $33,487 | – | – | – | – | $33,487 | – |
| RiverSource Money Market II | Money Market | – | $31,782 | – | – | $31,782 | $31,782 | $0 |

[1] Excludes participant directed transactions, which are not required on this schedule.

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, ALLETE, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan**

By:        ALLETE, Inc., its Plan Administrator

June 6, 2006                                         /s/ Donald J. Shippar

Donald J. Shippar
Chairman, President and Chief Executive Officer

## Index to Exhibits

**<u>Exhibit</u>**

a - Consent of Independent Registered Public Accounting Firm

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the Registration Statement (No. 333-124455) on Form S-8 of ALLETE, Inc. of our report dated June 1, 2006, with respect to the statements of net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan for the years ended December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental schedules as of December 31, 2005, which report appears in the December 31, 2005, annual report on Form 11-K of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan.

/s/ Reilly, Penner & Benton LLP

Reilly, Penner & Benton LLP
Milwaukee, Wisconsin
June 1, 2006